

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2021

Avanish Vellanki
Chief Executive Officer
Rain Therapeutics Inc.
8000 Jarvis Avenue, Suite 204
Newark, CA 94560

> **Re: Rain Therapeutics Inc.**
> **Registration Statement on Form S-1**
> **Filed April 2, 2021**
> **File No. 333-254998**

Dear Mr. Vellanki:

We have reviewed your registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Our Development Pipeline, page 2

1. We note the revisions to your pipeline table made in response to prior comment 1. With respect to RAIN-32, please revise the Completed Trials—Timing section of the table to identify the phase of the completed trial.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Laura Crotty at 202-551-7614 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Ryan A. Murr